SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Ironclad Performance Wear Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

463013 10 2

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP NO. 463013 10 2	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Eduard Albert Jaeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Stated of America
NUMBER OF SHARES	5	SOLE VOTING POWER 1,284,214
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,763,984
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,284,214
	8	SHARED DISPOSITIVE POWER 2,763,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,048,198
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on a total of 76,704,275 shares of the Issuer’s common stock issued and outstanding on November 6, 2013, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

Item 1(a). Name of Issuer:

Ironclad Performance Wear Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

2201 Park Place, Suite 101

El Segundo, California 90245

Item 2(a). Name of Person Filing:

Eduard Albert Jaeger

Item 2(b). Address of Principal Business Office or, if none, Residence:

2201 Park Place, Suite 101

El Segundo, California 90245

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP No.:

463013 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;

[ ] Bank as defined in Section 3(a)(6) of the Act;

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

[ ] Investment company registered under Section 8 of the Investment

Company Act of 1940;

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule

13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule

13d-1(b)(1)(ii)(G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit

Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a

non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership:

Included in rows 5 through 9 and 11 on page 2.

Item 5. Ownership of 5 Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

Date

/s/ Eduard Albert Jaeger

Signature

Eduard Albert Jaeger

Name/Title